Exhibit 99.1

Enthusiast Gaming Expands into League of Legends with Acquisition of U.GG

U.GG featured on leagueoflegends.com as a resource for players

180 million people played League of Legends in October 2021, an all-time high 2021 League of Legends World Championship sets viewership record

Arcane, the Netflix animated series based on League of Legends, reached #1 in 52 countries this month

TORONTO, Nov. 23, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) is pleased to announce it has acquired Outplayed, Inc. (the “Acquisition”), owners of U.GG, one of the largest League of Legends fan communities in the world. All dollar amounts are in U.S. dollars unless otherwise stated.

The total consideration is approximately $45 million (the “Purchase Price”) in cash and stock paid at closing and to be paid through a schedule of deferred Anniversary Payments (as defined below), plus earnouts of potentially up to $12 million (the “Earnouts”), subject to certain performance milestones being achieved within a two-year period from the date of closing.

Founded in 2017 by Shinggo Lu and Alan Liang and based in Austin, Texas, U.GG was incubated at Harris Blitzer Sports & Entertainment’s Sixers Innovation Lab. U.GG has grown into one of the largest global services for the world’s most popular esport, League of Legends, by turning better data into smarter insights for fans and gamers. By combining a rigorous data science approach with a proprietary user-centric experience, U.GG provides actionable, data-driven insights supporting, educating, connecting, and engaging its current monthly active user base of approximately 8 million players. U.GG is featured on the official League of Legends website (www.leagueoflegends.com) as a resource for players.

League of Legends is a free to play PC game originally released in 2009 and is the flagship title of developer and publisher Riot Games. Recently, Riot Games announced that the number of active players across the League of Legends franchise reached 180 million in October 2021, a record high. The game attracts a very large spectator audience for its competitive tournaments; Riot Games also recently announced that the 2021 League of Legends World Championship held earlier this month reached a record high for aggregate peak concurrent viewers of approximately 74 million. The popularity of the League of Legends franchise has expanded with the recent launch of an original animated series on Netflix, Arcane, which reached No. 1 in 52 countries.

“League of Legends is one of the biggest games in the world, and U.GG is one of the game’s largest fan communities and stats sites,” said Adrian Montgomery, CEO of Enthusiast Gaming. “Financially, the Acquisition is accretive and integrates very well within our existing business model, adding new media availability and opportunities for our direct sales team, proprietary content, and subscription offerings. Shinggo, Alan, and the U.GG team have built something special, and we are excited to welcome them to the Enthusiast Gaming family.”

“We are excited to join Enthusiast Gaming as we continue building a go-to destination for League of Legends fans,” said Shinggo Lu, Founder & CEO of U.GG. “Alan and I would like to thank the Sixers Innovation Lab for being an integral part of our success to date. We are ready for the next part of our entrepreneurial journey alongside some of the brightest players in gaming and esports.”

“Over the last several years, the Sixers Innovation Lab and U.GG have worked in close partnership to expand U.GG’s reach and develop their industry-leading platform,” said Josh Harris, Founder and Managing General Partner of Harris Blitzer Sports & Entertainment. “This marks a promising new chapter in U.GG’s trajectory. Joining Enthusiast Gaming, one of the fastest growing video game and esports companies in North America, will help accelerate U.GG’s growth, expand its reach, and elevate the fan experience. There is no shortage of innovation happening in esports, and we look forward to seeing how this exciting transaction will continue to push the industry forward and deliver new and exciting experiences to passionate fans around the world.”

U.GG is expected to generate revenue of approximately $8 million and net income of approximately $3 million for the year ended December 31, 2022.

Transaction Terms

Pursuant to the terms of an agreement dated November 22, 2021, 100% of the issued and outstanding shares of Outplayed, Inc. were acquired by the Company through a wholly-owned subsidiary. The Purchase Price is comprised of i) $7.5 million in cash paid on closing, ii) the issuance of 5.2 million common shares of the Company (the “Closing Shares”) with an approximate value of $20.6 million, and iii) two deferred payments of $8.5 million each, payable on the first and second anniversaries of the closing date (collectively, the “Anniversary Payments”), which may be settled in cash or common shares (valued at the relevant time) at the option of the Company. The Earnouts are comprised of two payments of $6.0 million each, payable on the first and second anniversaries of the closing date if earned, which may be settled in cash or common shares (valued at the relevant time) at the option of the Company. The Earnouts are subject to U.GG achieving certain performance milestones, and are in addition to the Purchase Price.

The Closing Shares are subject to a statutory hold period and a contractual lock-up as follows:  1,008,150 common shares issued to each of Shinggo Lu and Alan Liang will be released as to one third on each of 180, 360, and 540 days following the closing date; 3,183,700 common shares issued to other equity holders of Outplayed, Inc., including 1,568,278 common shares issued to Harris Blitzer Sports & Entertainment, or a designate thereof, will be released as to one half on each of 120 and 240 days following the closing date. Any common shares issued in connection with the Anniversary Payments or Earnouts will be subject to a contractual lock-up of180 days for Shinggo Lu and Alan Liang and 120 days for all other holders. The Acquisition is subject to other customary terms including, but not limited to, adjustments to the Purchase Price for cash and working capital in Outplayed, Inc. at time of closing.

Enthusiast Gaming was represented by Minden Gross LLP and Carter Ledyard & Milburn LLP and Outplayed, Inc. was represented by Troutman Pepper Hamilton Sanders LLP and Goodmans LLP in Canada.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted Gen Z and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About Sixers Innovation Lab

The Sixers Innovation Lab supports rapidly growing, early-stage companies in the consumer product space and provides speed and flexibility, individualized, industry-leading consulting and investment opportunities to startups with potential. Selected companies receive office space; access to industry experts, executives, and financiers; and third-party branding, marketing and legal services. The Sixers Innovation Lab is housed in the Philadelphia 76ers Training Complex Business Operations Facility. Entrepreneur Seth Berger, Founder and former CEO of AND 1, an American footwear and clothing company, manages the Lab. For more information or to apply go to SixersInnovationLab.com; follow the Sixers Innovation Lab on Twitter at @SixersLab.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements are provided herein for the purpose of presenting information about management’s current expectations and the expected impact of the Acquisition. Readers are cautioned that such statements may not be appropriate for other purposes. Material forward-looking statements in this news release include, but are not limited to, statements with respect to the effects of the Acquisition on the Company, including the growth of the audience of the Company’s media properties, enhancements to revenue, other benefits and synergies resulting from the Acquisition, and the timing and terms of deferred payments to be made in accordance with the definitive acquisition agreement.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: market conditions and competition; interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; the impact of the Acquisition on the business and operations of the Company; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the difficulties integrating U.GG with the Company; the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.